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As filed with the Securities and Exchange Commission on December 28, 1998


                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                               AMENDMENT NO. 1 to
                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
        (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                         WESTERFED FINANCIAL CORPORATION
----------------------------------------------------------------------------
                                  (Name of issuer)

                         WESTERFED FINANCIAL CORPORATION
----------------------------------------------------------------------------
                       (Name of Person(s) Filing Statement)

                      Common Stock, $0.01 Par Value Per Share
                      ---------------------------------------
                          (Title of Class of Securities)

                                   957550 10 6
                               -----------------------
                       (CUSIP Number of Class of Securities)

                                  Lyle R. Grimes
                          WesterFed Financial Corporation
                                 110 East Broadway
                              Missoula, Montana  59802
                                      (406) 721-5254
----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing
                                     Statement)

                                      Copies to:

                               Martin L. Meyrowitz, P.C.
                                Michael S. Sadow, P.C.
                             Silver, Freedman & Taff, L.L.P.
                               1100 New York Avenue, N.W.
                                 Washington, D.C.  20005
                                     (202) 414-6100
----------------------------------------------------------------------------
                            (Agent for Service of Process)


                                November 20, 1998
   (Date Tender Offer First Published, Sent or Given to Security Holders)

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                             CALCULATION OF FILING FEE

Transaction Valuation*                             Amount of Filing Fee

   $22,000,000                                           $4,400


*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,100,000 shares at the maximum tender offer price of $20.00 per share.

[X] Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $4,400          Filing Party: Westerfed Financial
                                                         Corporation

Form or Registration No.:  Schedule 13E-4   Date Filed: November 20, 1998

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     This Amendment No. 1 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Statement"), dated November 20, 1998, filed by WesterFed Financial Corporation (the "Company"), a Delaware corporation, relating to the Company's offer to purchase up to 1,100,000 shares of its common stock, par value $.01 per share (the "Shares"), at a purchase price not greater than $20.00 nor less than $18.00 per Share upon the terms and conditions set forth in the Offer to Purchase and related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits 9(a)(1) and 9(a)(2), respectively, to the Statement. Capitalized terms used herein but not otherwise defined shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.  Security and Issuer.
----------------------------

     The Offer expired at 5:00 p.m., New York time, on Monday, December 21, 1998. Pursuant to the Offer, the Company purchased 1,083,854 Shares at a purchase price of $20.00 per Share.

Item 8.  Additional Information.
-------------------------------

     On December 23, 1998, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is attached hereto as
Exhibit 9(a)(10) which is incorporated herein by reference. On December 28, 1998, the Company issued a press release announcing the final results of the Offer a copy of which is attached hereto as Exhibit 9(a)(11), which is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.
-----------------------------------------

     Item 9 is hereby amended to include the following additional exhibits:

     (a)(10)   Text of Press Release issued by the Company, dated December 23,
1998.

     (a)(11)   Text of Press Release issued by the Company, dated December 28,
1998.


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.


December 28, 1998                  WESTERFED FINANCIAL CORPORATION


                                   By:  /s/ Lyle R. Grimes
                                        --------------------------------------
                                        Lyle R. Grimes
                                        President and Chief Executive Officer

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                                                       Exhibit 9(a)(10)



CONTACTS:
Lyle R. Grimes, President/CEO/Chairman
James A. Salisbury, Executive Vice President/Treasurer/CFO
Dale W. Brevik, Senior Vice President/Marketing Director
        WesterFed Financial Corporation
        (406) 721-5254


IMMEDIATE RELEASE:  DECEMBER 28, 1998


                 WESTERFED FINANCIAL CORPORATION ANNOUNCES
                   PRELIMINARY RESULTS OF TENDER OFFER

     Missoula, Montana ...Westerfed Financial Corporation (NASDAQ NMS: WSTR) announced today preliminary results of the Modified Dutch Auction Tender Offer that expired on Monday, December 21, 1998 at 5:00 p.m. Eastern time. Based upon a preliminary count, shareholders tendered approximately 1,083,000 shares, all of which are expected to be purchased. Subject to verification, the price will be $20.00 per share for all shares purchased in the tender. Both the number of shares and the share price set forth above are preliminary and are subject to verification by Davidson Trust Co., which acted as the Depositary in the Offer. The actual number of shares to be purchased and the price per share will be announced within several days upon completion of the verification process. It is currently expected that payment for all shares purchased will be made on or about Monday, December 28, 1998.

     The tender offer was commenced on November 20, 1998. Under the terms of the offer, WesterFed Financial Corporation offered to repurchase up to 1,100,000 shares of its common stock within a price range of $18.00 per share to $20.00 per share. Based upon the preliminary results, the value of the shares to be purchased will be $21.7 million. The preliminary number of shares to be purchased represents approximately 19.4 percent of WesterFed Financial Corporation's 5,594,361 shares of common stock outstanding on December 22, 1998.

     WesterFed Financial Corporation is a savings and loan holding Company based in Missoula, Montana and has approximately $999.6 million in total assets. Its subsidiary bank, Western Security Bank has 34 banking offices and two loan administrative offices serving communities throughout Montana.

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                                                     Exhibit 9(a)(11)

CONTACTS:
Lyle R. Grimes, President/CEO/Chairman
James A. Salisbury, Executive Vice President/Treasurer/CFO
Dale W. Brevik, Senior Vice President/Marketing Director
        WesterFed Financial Corporation
        (406) 721-5254


IMMEDIATE RELEASE:  DECEMBER 23, 1998


                    WESTERFED FINANCIAL CORPORATION ANNOUNCES
                          FINAL RESULTS OF TENDER OFFER

     Missoula, Montana ... WesterFed Financial Corporation (NASDAQ NMS: WSTR) announced today final results of the Modified Dutch Auction Tender Offer that expired on Monday, December 21, 1998 at 5:00 p.m. Eastern time. Consistent with preliminary results released December 23, 1998, WesterFed Financial Corporation has purchased 1,082,854 shares at $20.00 per share. The value of the shares purchased is $21.7 million and the number of shares purchased represents approximately 19.4 percent of WesterFed Financial Corporation's 5,594,361 shares of common stock outstanding on December 24, 1998. As of December 28, 1998, there are 4,511,507 shares of common stock outstanding.

     The tender offer was commenced on November 20, 1998 whereby WesterFed Financial Corporation offered to purchase up to 1.1 million shares of its common stock within a price range of $18.00 per share to $20.00 per share.

     WesterFed Financial Corporation is a savings and loan holding company based in Missoula, Montana and has approximately $977.9 million in total assets (after completion of the tender transaction). Its subsidiary bank, Western Security Bank has 34 banking offices and two loan administrative offices serving communities throughout Montana.